[WINSTON & STRAWN LETTERHEAD]

August 2, 2005

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Advanced Life Sciences Holdings, Inc. ("ALS")
  Registration Statement on Form S-1
  As amended by Post-Effective Amendment No. 1
  File No. 333-124396

Dear Mr. Riedler:

        On behalf of ALS and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 5:30 p.m. (Washington D.C. time), on Thursday, August 4, 2005, or as soon thereafter as practicable.

        Please call me at (312) 558-5609 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ R. CABELL MORRIS, JR.
R. Cabell Morris, Jr.